Exhibit 99.1

     MEDIA RELEASE
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Besra announces Q2 FY2014 results; revises 2014 production guidance

Toronto, Canada, 14 February 2014: Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (Frankfurt: OP6) today announced its Q2 FY2014 results with 7,550 oz of gold produced with a cash cost per oz of US$1,481 and all-in sustaining costs of US$2,063 per oz.  Costs were higher than budget and production was significantly below budget.  As a result, the company is revising its production guidance for FY2014 from 60-65,000 oz to 40-45,000 oz.  The company is expecting production in the FY2015 to resume to 2013 levels or better.

	Q2 2014	Q2 2013
Ore milled (tonnes)	102,797	120,257
Average mill feed grade (g/t)	2.65	4.52
Recovery (%)	86	93
Gold production (oz)	7,550	16,204
Average realized gold price (US$/oz)	1,259	1,714
Operating cash cost (US$/oz produced)	1,481	794
All-in sustaining cost (US$/oz)	2,063	1,250

According to Besra CEO, John Seton, “ Performance in Vietnam has primarily been affected by two significant events.  The flow-on effects of import and export restrictions in Q1 drove costs up and production down due to unavailability of parts and supplies (see Besra media release dated 27th September 2013).  This was compounded by several severe weather events in quick succession that caused major disruption at Phuoc Son and complete suspension of operations at Bong Mieu from 16 November 2013 due to our site becoming inaccessible after numerous road washouts (see Besra media release dated 18 November 2013). Some relief is being provided through our insurers who have made initial payments on our claim and we expect substantially more to be made in the coming weeks.

“ Whilst our program of cost reductions and improved efficiency at both operations in Vietnam has been continuing with some excellent results alongside significant corporate expense reductions, the net financial benefit of the program was negated by the above mentioned events.”

The net result is that the company is tackling some significant liquidity challenges at the present time, and is actively pursuing a range of financing and refinancing options.  In the immediate future, the company is looking to access debt or equity to pave the way to a return to profitable operations in Vietnam.  If the fundraising is not completed in the next four weeks, the Directors will seriously consider suspending operations.

Additionally, the company has entered a contract mining agreement for its Bong Mieu operations with local contractor 9999 Industrial Minerals Joint Stock Company, which will commence operations once the roads to the site have been reopened during Q3.

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     MEDIA RELEASE
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Seton said, “ In significantly more positive news, the feasibility study for Stage 1 of the Bau Gold Project in East Malaysia was completed at the end of the quarter.  The study has since been released, and we are in advanced negotiations with several potential investors on various options to access the initial capital required to see the project commence operations in late 2015 / early 2016.  Pre-feasibility has already commenced on further stages of what appears to be a large long-term multi-mine project.”

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from the Bau goldfield in late 2015 / early 2016.

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.